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Company Name	Hawaiian Bros
Logo	
Headline	Bringing island-inspired cuisine to the mainland
Hero Image	
Tags	Restaurants, B2C, Coming soon, Local
Pitch text	**Summary** • Hawaiian plate lunch: fast, fresh, flavorful and great value • 15 traditional locations and 4 ghost kitchens open as of August 31, 2021 • Expected to have 25 to 30 total locations open by end of 2021 • $20M revenue in 2020; $33M+ trailing 12-month revenue through July 11, 2021 • Average unit volume of $4M+ ranks among the highest in QSR and Fast Casual • 4.5 star average rating in over 14,000+ reviews

Custom

The maximum amount that can be raised in this offering will be $2 million. The first $1 million that is raised will be offered at a lower price than the next $1 million.

By confirming my reservation/investment, I acknowledge that my contact information (such as full name and email address) and reservation and investment amount details will be shared with Hawaiian Bros Inc., who may send communication via email, social media, and/or other channels.

Problem

Limited service restaurants are dominated by burger, chicken, and pizza chains


Approximately
60% of sales
for limited-service chains in the Technomic Top 500 are represented by just three categories:
• Burgers (35%)
• Chicken (14%)
• Pizza (11%)
Source: Technomic's 2021 Top 500 Chain Restaurant Report
14% CHICKEN
35% BURGER
12% SANDWICH
11% PIZZA
9% MEXICAN
7% OTHER
12% COFFEE/CAFÉ
TOP 500
Fast Casual/ Quick Service Restaurants

Whether dining out or ordering in, consumers are always seeking new options to expand their dining experience. People want **fast, fresh,** and **affordable** options that include more than burgers, fried chicken or pizza.

Hawaiian Bros doesn't compete head-to-head with existing national chains. The lack of large-scale direct competition offers an opportunity to provide consumers with a unique style of food, and a flavor profile that can't be found on just any street corner:

The island-inspired plate lunch.

Solution

Island-inspired cuisine, made fast, fresh, and affordable

Hawaiian Bros Inc. is a new restaurant brand born in the geographic heart of the country, with a plate lunch concept from Hawaii that we believe has coast-to-coast appeal.


THE HAWAIIAN
PLATE LUNCH
The tradition of the plate lunch dates back to the 1880s when Hawaiian pineapple and sugar plantations grew to meet world-wide demand. Many workers migrated to Hawaii to tend the fields, bringing with them cuisines that fused traditional Asian flavors with new ones from the Hawaiian Islands – particularly pineapple.
By the 1950s, food trucks and roadside stands were serving the Hawaiian Plate Lunch, featuring sweet and savory proteins paired with rice. The meal continued to evolve with Western influences to include macaroni salad.
The plate lunch became a staple for native Hawaiians and visitors alike – and continues to grow in popularity on the mainland today.

We opened our first restaurant in 2018, and have driven rapid growth by sticking to our fundamental principles:

- **Unique** Hawaiian food offerings with broad appeal;
- **Always fresh food**—never frozen, fried, or microwaved;
- **Modern** look and feel;
- **Generous** portions at reasonable prices.

Last but not least, our fare is served up by a team that projects the warm and welcoming charm of **'Ohana**—the Hawaiian word for family. Our positive reviews and impressive growth are testimony to how this holistic experience is received by today's consumers.

Product

Efficiency meets quality and tradition

We began by offering a Hawaiian comfort food staple: the 'Hawaiian plate lunch,' which includes high quality chicken or pork with a unique blend of sweet and savory flavors, plated with fluffy white rice and macaroni salad. Our restaurants have no freezers, fryers, or microwaves.


FRESH, SWEET AND SAVORY
Huli Huli Chicken
Molokai Chicken
Honolulu Chicken
Luau Pig
Seasoned Vegetables
Kilauea Chicken
Pacific Island Salad
Steamed Rice
Macaroni Salad
Fresh Pineapple
Spam Musubi
Dole Soft-Serve

With only six key menu items, two sides, and two dessert options, our laser-focused menu keeps **food costs low and profitability high**. Fewer food components results in lower supply costs compared to other restaurants with a more extensive menu.

Our customers can order in-store, through our drive-thrus, and online, with multiple major delivery partners.

Traction



Rave reviews and steady revenue growth

In 2020, we grew to 5 brick-and-mortar locations and 4 "ghost kitchens"—virtual restaurants created for delivery or carry-out only, without any brick-and-mortar presence. We finished the year with over **$20M in revenue**.

Through July 11, 2021, we opened an additional 8 brick and mortar locations, and trailing 12 month revenue exceeded **$33M.** We've opened 2 additional brick and mortar locations through August 31, 2021, **and expect to have between 25 and 30 total locations open in six states by the end of 2021.**

Our average unit volume of **over $4M** ranks among the highest in the limited service category, which is comprised of quick service and fast casual restaurants.



We boast an average of **4.5 stars** in **14,000+ reviews** across Google, Facebook, Yelp, DoorDash, Uber Eats, and GrubHub.

Hawaiian Bros has been featured in QSR Magazine, Fast Casual, Dallas News, and the Kansas City Business Journal, as well as on KCTV.



Resilience during the COVID-19 Pandemic

Despite the sweeping effects the COVID-19 pandemic has had on the restaurant industry, Hawaiian Bros has been able to thrive. While in-person dining temporarily shut down, we have significantly pivoted our drive-thru, pick-up, and delivery strategies to take advantage of our service times—which are consistently some of the fastest in the restaurant industry.

Income

- Restaurant revenue increased by $12.8M, or 152.3%, for the YTD period ended July 11, 2021 as compared to the YTD period ended July 12, 2020. Revenue from new restaurants opened since the beginning of fiscal year 2020 accounted for $11.1M of the increase.
- Same-store sales increased by 29.8% for the YTD period ended July 11, 2021 as compared to the YTD period ended July 12, 2020.

Customers



Capturing the Aloha spirit

It is important to our culture and vision to treat customers like Ohana—family.

We welcome customers from all walks of life. Part of sharing a friendly, casual meal with Ohana means being intentional about creating an environment of ease, kindness, and appreciation for customers and employees.

HAWAIIAN BROS CORE VALUES

These are non-negotiables of how we conduct our business. These are the pillars that will support and sustain the unique culture that will make us successful.

OHANA
Nothing is more important than doing what is right for our families. Our number one priority is to make sure our employees are in the best possible position to provide for their loved ones and achieve a healthy work life balance.

THE ALOHA SPIRIT
Aloha is sincere, gracious and kind service. In this way, every team member is important to creating Aloha with each other and with guests. You are worthy of respect and care, with unique talents and gifts. Simply bring your best self to your work.

HONOR
We will be honorable and ethical in the way we treat everyone, whether that's our team members, our suppliers or our guests.

INCLUSION
We are a melting pot and a company where success comes to anyone who is open to it and anyone willing to work hard for it.

PERSONAL GROWTH
Every person who works with us, even for a short time, should come away from the experience better for it, professionally and personally.

GRATITUDE
Cultivate meaningful connections. Choose to see the good in people. Spend time in the natural world. Live in the present moment — appreciate, and be thankful for it.

Customer response

In a study based on more than 1,000 customer responses, 98% of customers were likely or very likely to recommend our restaurants to others:


98%
of Hawaiian Bros customers are very likely/likely to recommend
79%
said Hawaiian Bros was perceived as the 1st/2nd highest value out of the restaurants included in the survey
74%
ranked Hawaiian Bros food as the best tasting out of the restaurants included in the survey

Business Model

Operational & capital efficiency

Our Service

At Hawaiian Bros, the goal is five-star service every day, every visit. To accomplish this goal, we have established clear benchmarks and optimized operations on multiple fronts:

- **A simplified menu** results in faster orders and lower supply chain costs;
- **Efficient cooking** and prep processes increases speed of delivery;
- **Redesigned processes** for drive-thru, online ordering and delivery decrease wait times and enhance the customer experience;
- **A new, modular kitchen** allows for streamlined execution.

Market

Defining our own space in a $250B industry

According to Technomic's 2021 Top 500 Chain Restaurant Report, sales for the limited service chains included in the Top 500 category totaled $248.5 billion in 2020. The QSR and Fast Casual categories include national chains focused on traditional offerings like burgers, chicken, sandwiches, pizza, and what is now mainstream global fare: Mexican, Asian, and Italian.

The Hawaiian plate lunch is not in any of the existing categories. We believe we can take share by creating an exciting, unique brand that doesn't compete head-to-head with existing national chains. The lack of large-scale direct competition with our Hawaiian food offers an opportunity to enter the market before the competition reacts.

Competition

Competitive landscape

Our profile

We are positioned between the QSR and Fast Casual categories, with some aspects of a **QSR** including speed of service, drive-thru and a streamlined menu; and other compelling qualities more characteristic of **Fast Casual** including fresh, higher-quality food, limited but friendly service and a higher average check.

Our differentiators

Our average unit volumes of over $4M rank among the highest in the limited service restaurant category.

We believe we compete primarily on the basis of the following:

- *Food taste and quality*
- *Unique product offerings*
- *Compelling guest experience*
- *Speed of service*

Vision

Growth strategy

Market turbulence creates opportunity

We are in a position to take advantage of market turbulence by picking up new sites and hiring experienced employees.

We are currently engaged in multiple lease negotiations, and we are on track to meet our development goal to open 16–21 new locations in 2021 (including the ten locations already opened this year).

Locations Open as of August 31, 2021

State	Traditional Locations	Ghost Kitchens
Illinois	0	2
Kansas	4	0
Missouri	5	0
Texas	6	2
Total	15	4

We are also working on market planning for additional target markets. For the remainder of 2021, we intend to open between five and ten new traditional locations and one new ghost kitchen, in the Dallas-Fort Worth, Kansas City, Houston, Oklahoma City, and New York City areas.

By the end of 2021, we expect to have between 25 and 30 locations in six states.

Founders

Brothers in business

Inspired by the spirit and flavors of Hawaii



Cameron and Tyler McNie, co-founders

Growing up in Eugene, Oregon, brothers Cameron and Tyler McNie fell in love with the island way of life and wanted to share their passion for the food and traditions of Hawaii with the mainland. With 15 years of experience working in their family's Hawaiian grill business on the West Coast (where Hawaiian food is very popular), the McNies had always wanted to put their own spin on the plate lunch.

In 2017, Cameron and Tyler reconnected with childhood friends, Paul and Joel Worcester, who had relocated to Kansas City to start a real estate business. They had a bold proposal for Cameron and Tyler: "Move to Kansas City, and we'll give you the funding to start a Hawaiian plate lunch restaurant business here."

After a few trips to Kansas City to scout business locations, the four principals selected a location in Belton, Missouri. The Worcesters bought the building, and the McNies were in business.

Inspired by two sets of brothers who were passionate about the Hawaiian plate lunch, the Hawaiian Bros brand was born. With the support and backing of their partners, the McNies worked to bring their dream to life. The first store opened in Belton, Missouri in February 2018, and we have been growing ever since.

Disclaimer

By confirming my reservation/investment, I acknowledge that my contact information (such as full name and email address) and reservation and investment amount details will be shared with Hawaiian Bros Inc., who may send communication via email, social media, and/or other channels.

Team

   Paul Worcester   Board Member

   Joel Worcester   Board Member

   Scott Ford   President & co-CEO

   Cameron McNie   Founder & co-CEO

   Terry Harryman   CFO

   Tyler McNie   Founder & co-CEO

Perks

$1,000	VIP investor events invitations Recognition as an early investor on our website (with your consent) Free meal
$2,000	All of the above perks PLUS $100 rewards account Hawaiian Bros investor hat
$5,000	All of the above perks PLUS VIP surprise gift & signed card from leadership team
$25,000	All of the above perks PLUS VIP personalized Hawaiian Bros investor apparel for two
$100,000	All of the above perks PLUS Private VIP dinner & tour Hawaiian Bros restaurant with founders/leadership team in Kansas City or Dallas

FAQ

How do I get a return on my investment?	When you invest in Hawaiian Bros, you will receive common stock in the company. You can make money if the company "exits," meaning it is acquired or goes public at a higher price than you paid for it. There is also the risk that you could lose your entire investment if the company fails.
Do you plan to pay dividends?	We do not anticipate declaring or paying any dividends in the foreseeable future, as we intend to retain all of our future earnings to finance the expansion of our business.
Do you plan to franchise?	We currently own and operate all of the restaurants associated with our brand. In the future, we may seek to realize the benefits of franchising; however, we cannot guarantee that we will seek to expand through franchising in the near future.
Do you intend to go public?	The Company currently intends to seek to go public sometime between mid-2023 and late 2027. Its ability to go public is dependent upon a number of factors, including market conditions, macroeconomic conditions in the United States and abroad and other factors outside the Company's control, as well as the Company's financial performance. The Company reserves the right to remain private indefinitely and/or pursue other methods of providing liquidity, including a sale of the Company.